Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fruit Street Health, Public Benefit Corporation
85 Broad Street 18th Floor
New York, NY 10004
https://www.fruitstreet.com/

Up to $250,000.00 in Class A Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fruit Street Health, Public Benefit Corporation
Address: 85 Broad Street 18th Floor, New York, NY 10004
State of Incorporation: DE
Date Incorporated: May 06, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Class A Common Stock
Offering Maximum: $250,000.00 | 100,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights in of securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

All investors | Invitation to our online discussion forum of 600+ physicians and employees

Invest $1,000+ | Receive a lifetime discount of 10% on all services

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Fruit Street Health, PBC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.50/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Fruit Street Health is a physician-funded telehealth company that offers telemedicine services through its own business and managed medical practices. Fruit Street's telemedecine services include multiple products. First, general telehealth software that is licensed to other partners. Second, the only online diabetes prevention program (DPP) fully-recognized by the CDC, that is delivered via HIPPA-compliant live group video, increasing access to treatment and prevention for millions of Americans with, or at risk for, prediabetes. Third, Fruit Street Health contracts for provider services and manages the entity, Covid MD PLLC, which is a 100% physician-owned independent entity that provides a new risk assessment, triage and video consult platform designed specifically to handle potential COVID-19 cases.

Founded in 2014 as a public benefit corporation, Fruit Street has raised capital from hundreds of physician-investors who are dedicated to making a lasting social impact in healthcare. Fruit Street Health P.B.C. is conducting this fundraising effort to further expand the business lines and help individuals gain greater access to healthcare services.

Competitors and Industry

The telemedicine industry has several key players who focus on urgent care style telemedicine. We are currently competing with telemedicine giants such as Teladoc, MDLive, Doctor on Demand, and others.

However, Fruit Street Health focuses on ongoing chronic medical care and a medical home model. In addition, we have multiple products and managed businesses which focus on specific health issues, like our Diabetes program and Covid MD PLLC which operates the Covid MD program, both are applications to deal with these specifc health issues.

Current Stage and Roadmap

Current Development Stage

For the first three years of the company, Fruit Street Health was licensing telemedicine software to healthcare professionals. In 2017, we added our second product which was delivering the CDC's National Diabetes Prevention Program via telehealth and live video conferencing with registered dietitians. This diabetes prevention program was successfully sold to self-insured employers such as Walgreens and BCBS health plans. In 2020, we entered into a services agreement with Covid MD PLLC, to serve as the manager and administrator of the Practice's non-medical functions and services related to management, consulting, administrative, business, billing and other services. We have conducted a soft-launch of the Covid MD platform.

Future Roadmap

Looking to the future, our goal is to further develop and support Covid MD PLLC, the CovidMD platform and business Fruit Street Health manages. We are spending money on additional software development for COVIDMD to launch a mobile app and also credential thousands of physicians to be telemedicine providers. Our goal is to sell COVIDMD's telemedicine service to both consumers, employers, and health plans and our hope is to continue with this growth in 2020.

The Team

Officers and Directors

Name: Laurence Girard

Laurence Girard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 30, 2014 - Present
  Responsibilities: Fundraising, company strategy, product development. Laurence leads the operations of the business. Laurence's base salary is $250K annually and he owns 2 million shares of Class F Common Stock and 5 million shares of Class A Common Stock.

Other business experience in the past three years:

- **Employer:** Hippocrates VC
  Title: Managing Director
  Dates of Service: December 01, 2017 - Present
  Responsibilities: Managing a VC Fund

Other business experience in the past three years:

- **Employer:** New Amsterdam Football Club
  Title: Principal Team Owner
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Launch of a professional soccer franchise.

Name: Jeremy Tucker MD

Jeremy Tucker MD's current primary role is with US Acute Care Solutions. Jeremy Tucker MD currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Member of the board of directors.

Other business experience in the past three years:

- **Employer:** US Acute Care Solutions
  Title: Executive Committee Member Board of Trustees
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Member board of trustees.

Other business experience in the past three years:

- **Employer:** New Frontier Aerospace
  Title: Chief Medical Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: CMO

Other business experience in the past three years:

- **Employer:** Drone Delivery Systems Corporation
  Title: Co-Founder
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Co-Founder

Other business experience in the past three years:

- **Employer:** Medssenger
  Title: CMO/Co-Founder
  Dates of Service: October 01, 2015 - Present
  Responsibilities: CMO/Co-Founder

Name: Ian McFarland

Ian McFarland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: March 01, 2020 - Present
  Responsibilities: In his position as CTO, Ian focuses on the scientific and technological issues within Fruit Street Health. Ian's annual salary is $250K plus stock options.

Other business experience in the past three years:

- **Employer:** Zenio

Title: CEO
Dates of Service: January 01, 2019 - March 01, 2020
Responsibilities: Developing the next generation of software planning and process management tools.

Other business experience in the past three years:

- **Employer:** ConsenSys
  Title: Executive, Global Solutions Delivery
  Dates of Service: April 01, 2018 - December 31, 2018
  Responsibilities: Global solutions delivery management.

Other business experience in the past three years:

- **Employer:** Helium Systems, Inc.
  Title: Advisor
  Dates of Service: January 01, 2014 - March 01, 2020
  Responsibilities: Advisor to the business.

Other business experience in the past three years:

- **Employer:** Cruzin, Inc.
  Title: Advisor
  Dates of Service: February 01, 2015 - March 01, 2020
  Responsibilities: Advisor to the business.

Name: Anjmun Sharma, MD

Anjmun Sharma, MD's current primary role is with BPL Plasma. Anjmun Sharma, MD currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Lead Medical Advisor and Director
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Serves on the board of directors

Other business experience in the past three years:

- **Employer:** BPL Plasma
  Title: Center Medical Director
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Center Medical Director Commerce City, CO BPL PLASMA Donor Center

Other business experience in the past three years:

- **Employer:** Monument Occupational Medicine & Venus Medispa
  Title: Physician & Owner
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Ensures that each patient is provided an exemplary experience in our spacious, inviting and beautifully laid out facility.

Other business experience in the past three years:

- **Employer:** ANJMUN Sharma, PC
  Title: Division Independent Medical Examiner
  Dates of Service: September 01, 2010 - Present
  Responsibilities: Division Independent Medical Examiner State Of Colorado

Other business experience in the past three years:

- **Employer:** Grifols Plasma Operations
  Title: NorthWest Division Medical Director
  Dates of Service: September 01, 2010 - October 01, 2017
  Responsibilities: Oversight of Plasma Medical Operations in the NorthWest Division

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections and succeed in our business venture. There can be no assurance that the Company will be able to find sufficient demand for our product and services, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Fruit Street Health was formed on May 30th, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fruit Street Health has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fruit Street Health or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fruit Street Health could harm our reputation and materially negatively impact our financial condition and business.

Our "COVID.MD" platform is a new business venture that may not succeed as we anticipated.

Fruit Street Health contracts for provider services and manages the entity, Covid MD PLLC, which is a 100% physician-owned independent entity that provides a new risk assessment, triage and video consult platform designed specifically to handle potential COVID-19 cases. We have only recently established our relationship as a manager of Covid MD PLLC. We are forming this new business partnership with limited resources and face intense competition in the market. In order for us to succeed, we need to raise additional capital, expand our resources, hire more experienced personnel, develop and create infrastructure, as well as to coordinate seamlessly with physicians and healthcare professional to participate in our network. There is no guarantee that we will be able to execute our business plans as anticipated, and failure to do so will prevent us from achieving our objectives for the COVID.MD venture.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Laurence Girard	2,000,000	Class F Common Stock	85.51
Laurence Girard	5,000,000	Class A Common Stock	85.51

The Company's Securities

The Company has authorized Class F Common Stock, Class A Common Stock, Class A Preferred Stock, Convertible Debt as of 3/31/20, Convertible Debt as of 3/31/20, Convertible Debt as of 3/31/20, Convertible Debt as of 3/31/20, Convertible Debt as of 3/31/20, Convertible Debt as of 3/31/20, and Convertible Debt as of 3/31/20. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Class A Common Stock.

Class F Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Each holder of shares of Class F Common Stock shall be entitled to one hundred (100) votes for each share of Class F Common Stock held as of the applicable date of any matter that is submitted to a vote or the consent of the stockholders of the Corporation.So long as any shares of Class F Common Stock remain outstanding, the holders of Class F Common Stock, voting as a separate class, shall be entitled to elect one (1) director (the "Class F director") at each annual meeting or pursuant to each action by written consent of the Company's stockholders for the election of directors, to remove from office such director with or without cause, and to fill any vacancy caused by the resignation, death or removal of such director. The Class F Director shall have fifteen (15) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. Unless provide otherwise with respect to any series of Preferred Stock, if any, all additional members of the Company's Board of Directors shall be elected by the holders of Class F Common Stock and the holders of Class A common stock, voting together as a single class (the "Mutual Directors"). The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors.

Material Rights

There are no material rights associated with Class F Common Stock.

Class A Common Stock

The amount of security authorized is 80,000,000 with a total of 24,415,707 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote for the consent of the stockholders of the Corporation subject to Voting Rights in this Offering.

Material Rights

Voting Rights in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class A Preferred Stock

The amount of security authorized is 18,000,000 with a total of 15,323,190 outstanding.

Voting Rights

Each holder of shares of the Class A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Class A Preferred Stock could be converted (pursuant to Article IX hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in according with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Class A Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

Material Rights

Additional Material Rights

For so long as at least 100,000 shares of Class A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Class A Preferred Stock shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise: Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation of the Company (including any filing of a Certificate of Designation) that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Class A Preferred; dividends or other distributions with respect to Common Stock or Class A Preferred Stock.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Class A Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration receive by the Company or its stockholders in an Acquisition) for each share of Class A Preferred Stock held by them, an amount per share of Class A Preferred Stock equal to the Original Issue Price plus all declared and unpaid dividends on the Class A Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Class A Preferred Stock of the liquidation preference set forth in this Section VIII(A), then such assets (or consideration) shall be distributed Amon the holders of Class A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. "Original Issuance Price" means the initial purchase price paid by the holders of Class A Preferred, as adjusted for stock split and stock combination.

Dividend Rights

In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all oustanding shares of Class A Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

Anti-Dilution

If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section IX(HO) (i) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Article above, for an Effective Price (as defined below) less than the then effective Class A Preferred Stock Conversion Price (a "Qualifying Dilutive Issuance"), then and in each such case, the then existing Class A Preferred Stock Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determine by multiplying the Class A Preferred Stock Conversion Price in effect immediately prior to such issuance or sale by a fraction. The application of such anti-dilution provision may be waived by the vote of a majority of issued and outstanding shares of Class F common stock.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 31, 2023
Interest Rate: 30.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 17, 2022
Interest Rate: 30.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: June 14, 2022

Interest Rate: 30.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 31, 2023
Interest Rate: 30.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: August 07, 2023
Interest Rate: 20.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: August 21, 2022
Interest Rate: 20.0%
Discount Rate: 0.0%

Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

Convertible Debt as of 3/31/20

The security will convert into Common and the terms of the Convertible Debt as of 3/31/20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: August 20, 2022
Interest Rate: 20.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: 0

Material Rights

There are no material rights associated with Convertible Debt as of 3/31/20.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,588,806.42
  Number of Securities Sold: 3,922,434
  Use of proceeds: General cash flow expenses, operating costs and purposes.
  Date: November 09, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $905,162.90
  Number of Securities Sold: 905,163
  Use of proceeds: General cash flow purposes, operations and expenses.
  Date: November 09, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Class A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $364,294.60
  Number of Securities Sold: 446,212
  Use of proceeds: General cash flow expenses, operations and management purposes.
  Date: November 09, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $2,753,492.88
Number of Securities Sold: 2,585,914
Use of proceeds: General cash flow purposes, operations and expenses.
Date: January 28, 2019
Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: September 21, 2018
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: June 17, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: August 01, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: August 07, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $125,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: August 21, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: October 25, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $125,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: January 17, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.
  Date: January 30, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Debt
  Final amount sold: $2,100,000.00
  Use of proceeds: General operating capital
  Date: May 04, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue. Revenue tripled in 2019 year over year as the Company began executing two major contracts to provide the Fruit Street Digital Diabetes Prevention Program to Walgreens and Sharecare. Revenue increased by 203.5% from 2018 to 2019 in part, due to increased customer penetration of our Diabetes Prevention Program, particularly from Walgreens via Sharecare. The Diabetes Prevention Program was launched during 2018 and therefore the calendar year 2018 does not contain a full year's worth of financial impact from the Program.

Cost of Sales/Services: For the year 2018 and 2019, the Company recorded cost of services of $67,915 and $388,127, respectively. The increase in cost of services in 2019 was driven by the growth in our Diabetes Prevention Program, resulting in higher compensation for Dietitians and hardware costs of goods sold.

Gross Margins : 2019 gross profit increased by $26,216 over 2018 gross profit and gross margins as a percentage of revenues decreased from 60% in 2018 to 24.8% in 2019. This decrease was caused in part by shift in business model in 2019 from telehealth licensing to DPP services, which requires more human resources and in part by lower penetration of DPP in 2018.

Expenses The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, including software technology in-licensing and interest expense on borrowings. Expenses in 2019 increased $2,888,932 from 2018. Approximately $600,000 of this increase was due to increased payments to debt and shareholders; approximately $800,000 of this increase was due to increased compensation and benefits costs; and approximately $425,000 of this increase was due to increased software and product development; and approximately $315,000 of this increase was due to increased advertising on LinkedIn.

Historical results and cash flows:

We believe our historical results and cash flows are representative of what investors should expect in the future.

With our Diabetes Prevention Program and our licensing of telemedicine software we have shown strong year over year growth with revenues. In 2020, for the first time, we are marketing DPP directly to the consumer which we expect to add to that growth.

Further, in 2020, Fruit Street Health entered into a services agreement to manage the entity, Covid MD PLLC, which is a 100% physician-owned independent entity that provides a new risk assessment, triage and video consult platform designed specifically to handle potential COVID-19 cases.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

The Company has already raised over $12 million in equity and holds over $4 million in debt investments from its over 320 physician investors. We believe the combined investable assets of our current investors combined with new physician investors provides the Company with outstanding potential liquidity.

As of March 30, 2020 $380,760 cash on hand with an additional $163,000 in accounts receivable.

We have existing lines of credit: Credit cards and short-term working capital lines.

We have available shareholder loans/additional debt investments from the physician investors.

The approximately 12M raised has been spent on research & development, payroll and general working capital purpose.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical to our financial resources. This is a small round compared to our total capital. We are simply allowing small investors to be part of the Company and its solutions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary to the viability of the company. We have generated revenue from our products, the funds from this campaign are to support additional marketing efforts.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As stated above, the viability of the Company is not dependent on this round of equity. The Company will be able to run for the foreseeable future if we raise the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

As stated above, the viability of the Company is not dependent on this round of equity. The Company will be able to run for the foreseeable future if we raise the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have additional funds available from current physician investors. At this time we have not contemplated a specific future capital raise but this will always be an option.

Indebtedness

- **Creditor:** Credit Card Companies
  Amount Owed: $101,780.00
  Interest Rate: 19.24%
  As of December 31, 2019, the company had a revolving credit card balance of $101,780 with credit card issuers Brex, Bank of America, and MasterCard. The interest rates for each card vary from 0-19.24%.

- **Creditor:** Shareholders
  Amount Owed: $3,583,340.00
  Interest Rate: 30.0%
  As of December 31, 2019, the company has various long term shareholder loans that total in the amount of $3,583,340.00. These loans have various maturities from 1 to 10 years and interest rates from 3 to 30%.

- **Creditor:** Multiple Lenders
  Amount Owed: $84,953.00
  Interest Rate: 20.0%
  As of December 31, 2019, the Company had short term loans outstanding of $84,953. These short term loans have varying interest rates and maturity dates.

- **Creditor:** Noteholder
  Amount Owed: $25,000.00
  Interest Rate: 20.0%
  Maturity Date: September 21, 2020
  As of December 31, 2019, the company had an outstanding convertible note issued on June 17, 2019 with a principal amount of $25,000.00 which matures in 24 months and has a 20% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $50,000.00
  Interest Rate: 30.0%
  Maturity Date: June 17, 2022
  As of December 31, 2019, the company had an outstanding convertible note

issued on June 17, 2019 with a principal amount of $50,000.00 which matures in 36 months and has a 30% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $100,000.00
  Interest Rate: 30.0%
  Maturity Date: June 17, 2022
  As of December 31, 2019, the company had an outstanding convertible note issued on June 17, 2019 with a principal amount of $100,000.00 which matures in 36 months and has a 30% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $100,000.00
  Interest Rate: 30.0%
  Maturity Date: August 01, 2023
  As of December 31, 2019, the company had an outstanding convertible note issued on August 1, 2019 with a principal amount of $100,000.00 which matures in 48 months and has a 30% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $50,000.00
  Interest Rate: 20.0%
  Maturity Date: August 07, 2021
  As of December 31, 2019, the company had an outstanding convertible note issued on August 7, 2019 with a principal amount of $50,000.00 which matures in 24 months and has a 20% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $50,000.00
  Interest Rate: 20.0%
  Maturity Date: August 21, 2023
  As of December 31, 2019, the company had an outstanding convertible note issued on August 21, 2019 with a principal amount of $50,000.00 which matures in 48 months and has a 20% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $50,000.00
  Interest Rate: 20.0%
  Maturity Date: August 21, 2023
  As of December 31, 2019, the company had an outstanding convertible note issued on August 21, 2019 with a principal amount of $50,000.00 which matures in 48 months and has a 20% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $25,000.00
  Interest Rate: 20.0%

Maturity Date: August 21, 2022
As of December 31, 2019, the company had an outstanding convertible note issued on August 21, 2019 with a principal amount of $25,000.00 which matures in 36 months and has a 20% interest rate.

- **Creditor:** Noteholder
  Amount Owed: $50,000.00
  Interest Rate: 20.0%
  Maturity Date: October 25, 2023
  As of December 31, 2019, the company had an outstanding convertible note issued on October 25, 2019 with a principal amount of $50,000.00 which matures in 48 months and has a 20% interest rate.

- **Creditor:** Noteholders
  Amount Owed: $125,000.00
  Interest Rate: 20.0%
  Maturity Date: January 17, 2023
  On January 17, 2020 the Company issued convertible notes with a 36-month term at 20% interest rate in exchange for $125,000.

- **Creditor:** Noteholders
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  Maturity Date: January 30, 2025
  On January 30, 2020 the Company issued convertible notes with a 60-month term at 3% interest rate in exchange for $100,000.

- **Creditor:** Investors - Promissory Noteholders
  Amount Owed: $2,100,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2020
  As of April 10, 2020, the Company has sold an aggregated of $2.1 million of its promissory notes pursuant to a note purchase agreement to certain investors. The notes have a maturity date of July 1, 2020, which may be extended to November 1, 2020 subject to certain extensions. The Company agrees to pay the principal and certain premium amount equal to 20% of the principal amount, and such payment will be made on a monthly basis until July 1, 2020.

Related Party Transactions

- **Name of Entity:** Laurence Girard
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: At the founding of the company in May, 2014, we issued 2,000,000 shares of Class F common stock to Laurence Girard, the sole founder of the Company and CEO.

Material Terms: These Class F shares, pursuant to the Certificate of Incorporation of the Company as restated and amended from time to time, give Mr. Girard complete control of the Board of Directors and a super-majority control of votes made by shareholders. In addition, Laurence owns 5,000,000 Class A Common Stock for a combined voting power of 16.9% of the Company as of April 2020.

Valuation

Pre-Money Valuation: $104,347,242.50

Valuation Details:

Our pre-money valuation of $104,347,242 was determined based on an analysis of multiple factors of the Fruit Street Health historical business model and pro forma outlook and projections. This included an analysis of our prior revenues, our prior valuations at approx. $60M based on previous rounds of capital raise and approximate $40M value accretions to date from: (a) the launch of our product lines, (b) our management agreements with entities, (c) technology development, and (d) the value of our team the brings past track record of business model execution success with similar businesses. In addition, we evaluated the following: (a) discounted cash flow valuation which implies a valuation range of $118 - $152M, (b) a forward revenue multiple analysis of comparable publicly traded companies, which implied a $70 - $110M valuation range, and (c) precedent venture capital investments as compiled by the NVCA (national venture capital association) from 2015 – Q3 2019 based on median dilution and pre-money valuations, which implied a $180 - $228M valuation range.

The company set its valuation internally without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Fees*
  96.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $250,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
96.5%
Sales effort targeted at employers, health plans and other enterprises and organizations Pay-per-click effort targeted at direct to consumer channel Recruiting expenses to continue to grow our network of credentialed physicians and other health care providers

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fruitstreet.com/ (In the footer of our website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fruit-
street

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a
part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fruit Street Health, Public Benefit Corporation

[See attached]

I, Laurence Girard, the Chief Executive Officer of Fruit Street Health P.B.C., hereby certify that the financial statements of Fruit Street Health P.B.C. and notes thereto for the periods ending December 31, 2018 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018, the amounts reported on our tax return was total income of $170,218; taxable income (loss) was ($2,268,230) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___May 1, 2020_____(Date of Execution).

Laurence Girard
_____(Signature)

_____CEO_____(Title)

_____05/01/2020_____(Date)

FRUIT STREET HEALTH PBC
Index to Financial Statements
(unaudited)

FRUIT STREET HEALTH PBC

BALANCE SHEETS DECEMBER 31, 2019

(unaudited)

	Dec 31, 19
ASSETS	
Current Assets	
Total Checking/Savings	287,360.45
Total Current Assets	287,360.45
Fixed Assets	
Total Fixed Assets	81,406.85
Total Other Assets	436,236.05
TOTAL ASSETS	805,003.35
LIABILITIES & EQUITY	
Liabilities	
Total Current Liabilities	364,374.96
Total Long Term Liabilities	3,583,844.28
Total Liabilities	3,947,069.24
Equity	
Total Capital Raised	11,819,312.89
Retained Earnings	-10,107,665.67
Net Income	-4,854,358.63
Total Equity	-3,142,711.41
TOTAL LIABILITIES & EQUITY	805,003.35

FRUIT STREET HEALTH PBC
BALANCE SHEETS DECEMBER 31, 2018
(unaudited)

	Dec 31, 18
ASSETS	
Current Assets	
Total Checking/Savings	101,367.58
Total Other Current Assets	14,931.72
Total Current Assets	116,299.30
Total Fixed Assets	134,162.41
Total Other Assets	544,639.03
TOTAL ASSETS	795,100.74
LIABILITIES & EQUITY	
Liabilities	
Total Current Liabilities	171,853.75
Total Long Term Liabilities	1,668,425.99
Total Liabilities	1,840,279.74
Equity	
Total Capital Raised	9,062,486.67
Retained Earnings	-7,796,702.72
Net Income	-2,310,962.95
Total Equity	-1,045,179.00
TOTAL LIABILITIES & EQUITY	795,100.74

FRUIT STREET HEALTH PBC
STATEMENTS OF OPERATIONS FOR YEAR DECEMBER 31, 2019
(unaudited)

	Jan - Dec 19
Ordinary Income/Expense	
Revenue	
Total Diabetes Prevention Program-DPP	455,097.20
Total Telehealth Software Licensing	61,550.38
Total Revenue	516,647.58
Gross Profit	516,647.58
Expense	
Advertising (LinkedIn)	461,942.05
Total Banking and Finance Fees	60,582.37
Cost of Services	
Change HealthCare	47,662.50
Total DPP Dietitians	213,727.99
DPP Hardware	126,737.18
Total Cost of Services	388,127.67
Total General Office and Insurance	59,754.71
Licenses Software and Telecom	184,908.59
Total Marketing General	71,484.32
Total Payroll and Contracted Services	1,897,488.14
Total Professional Fees	111,230.70
Rent	145,334.38
Total Software & Product Development	932,035.69
Total Sponsorships	159,936.26
Total Travel and Entertainment	257,876.50
Total Expense	4,730,701.38
Net Ordinary Income	-4,214,053.80
Other Income/Expense	
Other Income	
Earned Interest	2.88
Total Interest Payments	640,307.71
Total Other Expense	640,307.71
Net Other Income	-640,304.83
Net Income	-4,854,358.63

FRUIT STREET HEALTH PBC
STATEMENTS OF OPERATIONS FOR YEAR DECEMBER 31, 2018
(unaudited)

	Jan - Dec 18
Ordinary Income/Expense	
Revenue	
Total Diabetes Prevention Program-DPP	34,937.80
Digital Health Consulting	55,204.70
Total Telehealth Software Licensing	80,075.97
Total Revenue	170,218.47
Gross Profit	170,218.47
Expense	
Advertising (LinkedIn)	147,534.72
Total Banking and Finance Fees	40,133.23
Total Cost of Services	65,035.02
Total General Office and Insurance	51,974.40
Licenses Software and Telecom	121,709.02
Marketing General	2,627.29
Total Other Digital Marketing	4,093.39
Total Payroll and Contracted Services	1,044,842.57
Total Professional Fees	52,873.64
Rent	82,983.11
Total Software & Product Development	448,885.38
Total Sponsorships	77.55
Total Travel and Entertainment	170,223.36
Total Expense	2,429,076.44
Net Ordinary Income	-2,258,857.97
Other Income/Expense	
Other Expense	
Total Interest Payments	52,104.98
Total Other Expense	52,104.98
Net Other Income	-52,104.98
Net Income	-2,310,962.95

FRUIT STREET HEALTH PBC

STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

(unaudited)

STATEMENT OF STOCKHOLDER EQUITY 2019	COMMON STOCK	PREFERRED STOCK	RETAINED EQUITY	TOTAL EQUITY
Balance, December 31, 2018	905,162.90	8,157,323.77	(7,796,702.72)	(1,045,179.00)
Issuance of Stock	2,753,492.88	3,333.34		2,756,826.22
Net Income			(4,854,358.63)	
Balance, December 31, 2019	3,658,435.78	8,160,627.11	(10,107,665.67)	(3,142,711.41)

STATEMENT OF STOCKHOLDER EQUITY 2018	COMMON STOCK	PREFERRED STOCK	RETAINED EQUITY	TOTAL EQUITY
Balance, December 31, 2017		7,793,029.17	(7,796,702.72)	7,793,029.17
Issuance of Stock	905,162.90	364,294.60		1,269,457.50
Net Income			(2,310,962.95)	
Balance, December 31, 2018	905,162.90	8,157,323.77	(7,796,702.72)	(1,045,179.00)

FRUIT STREET HEALTH PBC
STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-4,854,358.63
Adjustments to reconcile Net Income to net cash provided by operations:	
Net cash provided by Operating Activities	-464,905.70
Net cash provided by Investing Activities	161,158.54
Net cash provided by Financing Activities	4,671,740.03
Net cash increase for period	185,992.87
Cash at beginning of period	101,367.58
Cash at end of period	287,360.45

FRUIT STREET HEALTH PBC

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2018

(unaudited)

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-2,310,962.95
Net cash provided by Operating Activities	-2,298,786.55
Net cash provided by Investing Activities	-13,319.90
Net cash provided by Financing Activities	2,265,319.25
Net cash increase for period	-46,787.20
Cash at beginning of period	148,154.78
Cash at end of period	101,367.58

NOTE 1 – NATURE OF OPERATIONS

Fruit Street Health, P.B.C. was formed on in 2014 ("Inception") in the State of Delaware. The financial statements of Fruit Street Health, P.B.C. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Fruit Street, P.B.C. is a telehealth technology and healthcare services company built upon a best-in-class telehealth platform and proprietary technology infrastructure stack that attempts to address the healthcare spectrum from disease screening to acute care triage to longer-termed, preventative and continuous care for chronic diseases. The Company has a proven track record and financial record as a telehealth vehicle for physicians and validation from the Centers of Disease Control (CDC) awarding Fruit Street with full recognition for its diabetes prevention program delivered via telehealth. Recently, Fruit Street launched COVID.MD in response to COVID-19 pandemic by utilizing its existing technology infrastructure to immediately facilitate rapid risk assessment of symptoms, exposure history, and risk of severe illness/mortality.

Fruit Street delivers its certain of its products to Walgreens in partnership with Sharecare; direct to consumers and to large and growing network of physicians credentialed onto the Company's telehealth platform. COVID.MD was launched on April [10], 2020 and the Company intends to distribute broadly through the following channels: its network of physicians, testing centers, medical groups / hospitals, pharmacies, firms, local / federal health agencies and direct to consumer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Per Consultation:

The Company will recognize revenue primarily from cash payment and reimbursements from telehealth consultations on a per consultation basis for its COVID.MD and chronic care consultations. There were no per consultation revenues generated in either the 2018 or 2019 fiscal year.

Subscription ("PMPM" or "price per member per month"):

The Company offers three types of subscription access revenue contracts: (i) contracts that provide for a fixed monthly charge for access and unlimited visits per Member and (ii) contracts that provide for a fixed monthly charge for access and a contractually defined cost for each visit. Any visit fee revenue that is not included in the subscription access revenue is recognized when the service has been provided to the Member; and (iii) monthly subscription charged for certain of the Company's products such as remote monitoring product. There were no per subscription revenues generated in either the 2018 or 2019 fiscal year except for telehealth licensing revenue.

Per Milestone:

For its Diabetes Prevention Program, the Company recognizes revenue per pre-defined milestone achieved by each participant in the Program.

Per Unit Sale:

The Company will recognize revenue from the sale of its: (1) care provider credentialing service; and (2) third-party laboratory tests and kits. There were no per unit sale revenues generated in either the 2018 or 2019 fiscal year.

Other:

In 2018 and 2019, the Company recognized revenue from telehealth licensing and in 2018 the Company recognized revenue from its consulting services. Telehealth licensing revenue and consulting revenue were recognized on a subscription basis monthly or per use basis or on an hourly rate or fixed fee basis.

The Company recognizes revenue from the following timing perspectives:
- consultations at the time delivered and invoiced;
- unit sales at the time of sale transaction;
- milestone at the time achieved and invoiced;
- consulting upon service delivered and invoiced; and
- subscriptions upon services made available.

The Company recognizes revenue from the following criteria perspectives:
- contract is executed;
- subscriber has access to service;

- amount of fees to be paid is determinable; and
- collection is reasonably assured.

Income Taxes

The Company did not generate taxable income in either 2019 or 2018 and as a result, the Company did not have a tax liability in either of those years. The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and_state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for prior 3-year period. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2019, the Company had a revolving credit card balance of $101,780 and short term loans outstanding of $84,953.

Long-term debt service, which includes principal amounts and interest payable, consists of the following:

	As of December 31,	
	2018	2019
Long Term Debt Service	$ 1,668,426	$ 3,583,844

Convertible Debt

As of December 31, 2019 the Convertible Debt balance consisted of the following:

Name of Borrower	Date of Loan	Initial Amount Borrowed	Maturity in Months	Interest Rate
Redacted	9/21/2018	$25,000.00	24	20.00%
Redacted	6/17/2019	$50,000.00	36	30.00%
Redacted	6/17/2019	$100,000.00	36	30.00%
Redacted	8/1/2019	$100,000.00	48	30.00%
Redacted	8/7/2019	$50,000.00	24	20.00%
Redacted	8/21/2019	$50,000.00	48	20.00%
Redacted	8/21/2019	$50,000.00	48	20.00%
Redacted	8/21/2019	$25,000.00	36	20.00%
Redacted	10/25/2019	$50,000.00	48	20.00%

The use of proceeds on these convertible notes were allocated towards technology development, marketing & sales and general working capital purposes.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Leases and Contractual Obligations

The Company leases office space under non-cancelable operating leases in New York, NY. While the current lease expires in December 2020, as of December 31, 2019, the Company estimates the future minimum lease payments under non-cancelable operating leases are as follows based on 2019 lease rate and annual increase of 5% per year:

	Operating Leases
2020	$ 152,600
2021	160,230
2022	168,242
2023	176,654

Other Contractual Obligations

As of December 31, 2019, the Company had deferred revenue from licensing fees of $57,143. In addition, the Company is obligated by contract with various vendors who provide technology, marketing & sales and other technical and professional services and products.

NOTE 5 – STOCKHOLDERS' EQUITY

As of March 31, 2020 the Stockholders' Equity balance consisted of the following:

Class A Common Stock

We have authorized the issuance of 40,000,000 shares of our Class A common stock. As of 03/31/2020, the company has currently issued 23,136,709 shares of our Class A common stock.

Class A Preferred Stock

We have authorized the issuance of 18,000,000 shares of our Class A preferred. As of 03/31/2020, the company has currently issued 15,323,190 shares of our Class A preferred stock.

Class F Common Stock

We have authorized the issuance of 2,000,000 shares of our Class F common stock. As of 03/31/2020, the company has currently issued 2,000,000 shares of our Class F common stock.

Common Warrant

We have issued a warrant for 250,000 shares of our Class A common stock in exchange for $250,000 in cash proceeds to the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

At the founding of the company in May, 2014, we issued 2,000,000 shares of Class F common stock to Laurence Girard, the sole founder of the Company. These Class F shares, pursuant to the Certificate of Incorporation of the Company as restated and amended from time to time, give Mr. Girard complete control of the Board of Directors and a super-majority control of votes made by shareholders.

NOTE 7 – SUBSEQUENT EVENTS

On January 17, 2020 the Company issued convertible notes with a 36-month term at 20% interest rate in exchange for $125,000.

On January 30, 2020 the Company issued convertible notes with a 60-month term at 3% interest rate in exchange for $100,000.

In March, 2020, the Board of Directors approved the offering of the Company's Class A Common Stock to certain investors, up to an aggregate principal amount of $10,000,000 (the "506 (c) Offering"), pursuant to Rule 506 (c) of Regulation D of the Securities Act of 1933, as amended. It is expected that the Company will request of its Board to approve to upsize the Offering to $50,000,000 in aggregate principal amount.

In April 2020 the Company engaged an audit consultant to begin the process of preparing for a financial audit by an audit and attestation CPA firm. The Company estimates that the audit may be completed by the end of June 2020. The results of the audit may force the Company to alter its accounting process in the future and restate certain of the historical financial statements.

On April 8, 2020, the Company filed a lawsuit against VSee Lab Inc. ("VSee") and its Chief Executive Officer Milton Chen for copyright infringement, trade dress infringement, trespass to chattels, breach of fiduciary responsibility, and unfair competition. In its complaint, Fruit Street asserts that VSee is using Fruit Street's intellectual property without a license and that VSee has failed to complete necessary, promised software development so that Fruit Street can finish the roll-out of its CDC-approved diabetes prevention program to a large private insurer.

As of April 10, 2020, the Company has sold an aggregated of $2.1 million of its promissory notes pursuant to a note purchase agreement to certain investors. The notes have a maturity date of July 1, 2020, which may be extended to November 1, 2020 subject to certain extensions. The Company agrees to pay the principal and certain premium amount equal to 20% of the principal amount, and such payment will be made on a monthly basis until July 1, 2020.

As of April 29, 2020 the Company (or "the Manager") is exploring entering into a contract for the services of its telehealth and management services in an agreement with Covid MD PLLC Under the services agreement, the Company has agreed to serve, on an exclusive basis, as manager and administrator of the Practice's non-medical functions and services related to management, consulting, administrative, business, billing and other services described in the services agreement so that Practice may focus on the rendering of Professional Services, and Manager desires to provide such services to Practice, all upon the terms and subject to the conditions set forth in the service agreement. In accordance with the Corporate Practice of Medicine Doctrine, we contract for provider services through a services agreement with Covid MD PLLC (or "the Practice")., which is a 100% physician-owned independent entity that has agreements with several professional corporations, to contract with physicians and professional corporations that contract with physicians for the clinical and professional services provided. We do not own Covid MD PLLC or the professional corporations with which it contracts. Covid MD PLLC is owned by Dr. Ravi Kumar Kamepalli, a Texas licensed physician. The Covid MD PLLC is considered a variable interest entity and its financial results are included in Fruit Street's consolidated financial statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Fruit Street Health

Fruit Street Health - Delivering High Quality Telemedicine Services & Sof...




⊘ Website   📍 New York, NY

HEALTH TECH   BIOTECHNOLOGY

$0.00 raised ⓘ

0 Investors	**92** Days Left
$2.50 Price per Share	**$104M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Fruit Street Health is a physician-funded telehealth company founded in 2014 that offers telemedicine services through its own business and managed medical practices. Fruit Street's telemedicine services include general telehealth software that is licensed to other partners, and an online diabetes prevention program (DPP) fully-recognized by the CDC. Fruit Street Health manages the entity Covid MD PLLC, that provides a new risk assessment, triage and video consult platform designed specifically to handle potential COVID-19 cases.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Fruit Street Health manages Covid MD PLLC, an online medical service offering risk assessment, personalized guidance, on-site and at-home test coordination, and immediate access to vetted doctors via live video chat.

- The Telemedicine Market size was valued at USD $45 billion in 2019 and expected to grow to $175.5 Billion by 2026.

- To date, Fruit Street Health has raised approximately $20 million in debt and equity from more than 200 physicians, including over $3.5 million in financing since the ideation of CovidMD at the beginning of March 2020.

"Recognizing the need for urgency, trust and access to quality care during this public health crisis, CovidMD was created to provide relief to an already overburdened healthcare system."

THE PROBLEM

America's healthcare system is unable to keep up with the public health crisis

The COVID-19 pandemic is globally daunting. Healthcare delivery must be digitized to ensure both patients and providers abide by stay-at-home ordinances. We believe America's ability to flourish and stay productive amidst the COVID-19 crisis requires rapid implementation of clinically efficacious, cost-effective public health interventions.

In our opinion, people's lives depend on our ability to leverage technology with actionable clinical guidance, but unfortunately many health care systems across the country are woefully underprepared for the number of cases on the rise. At Fruit Street Health, we believe only through telemedicine consultations, can all Americans access consistently high-quality care.

Confirmed cases of COVID-19 in the U.S.

As of April 20, 2020 at 2:25 PM	Confirmed cases	Deaths
	766,046	40,903





Visual source: The Guardian

Informational source: Johns Hopkins CSSE
*Note: The CSSE states that its numbers rely upon publicly available data from multiple sources.

Confirmed cases of COVID-19 in the U.S.



Informational source: Johns Hopkins CSSE
*Note: The CSSE states that its numbers rely upon publicly available data from multiple sources.

THE SOLUTION

An online portal to medical professionals you can trust

With the mounting pressure this public health crisis has placed on our healthcare system, Fruit Street Health has launched a partnership with Covid MD PLLC, a 100% physician owned entity, to manage and grow the CovidMD platform which gives additional support and relief to hospitals and providers.







Assess your COVID-19 risk in the safety of your home.

CovidMD acts as an online triage and telemedicine service to keep people and doctors safe. By providing a one-minute risk quiz to assess a person's symptoms, exposure and probability of severe illness, CovidMD gives people immediate answers about what to do next, and immediate access to care via live video chat with a doctor.

While it is our deepest hope that this crisis passes quickly, we are positioned to support other patients receive the care they need for as long as necessary. With sufferers of chronic conditions unable to access in-person care due to our strained systems and need for distancing, Fruit Street offers support for chronic conditions to ensure these vulnerable populations are able to stay isolated while receiving treatment. Our expertise offering a comprehensive telemedicine platform is supportive of many other chronic and acute conditions, which allows for continuous care while our healthcare system recovers.



THE MARKET



This new sector of the healthcare industry is expected to be worth hundreds of billions

According to a Global Market Insights report, the telemedicine market size was valued at USD 45 Billion in 2019 and is expected to witness 19.3% CAGR from 2020 to 2026 which an expected market valuation of $175.5 Billion in 2026.



Telehealth Services Revenue

$45B

2019

Telehealth Services Revenue

$175.5B

2026

COVID-19 is flooding demand for telehealth services, as people seek to access care without leaving their homes. Recently, President Trump authorized an expansion of Medicare that would cover telehealth, which is expected to make the telehealth market explode. According to the American Telemedicine Association (ATA), by 2030, 50% of health care services will be consumed virtually.



" President Trump authorized an expansion of Medicare that would cover telehealth, which is expected to make the **telehealth market explode.**

OUR TRACTION

With proven success providing digital health services, we are now ready to tackle the world's greatest health crisis

With approximately $20 million in debt and equity from more than 200 physicians, including over $3.5 million as of May 1, 2020 in financing and federal grants pending, Fruit Street Health has recruited more than 500 healthcare providers to be a part of its network and we are recruiting more every day. We have also formed partnerships with Credential Genie to automate the credentialing software through an online interface, and with Change Healthcare which has over 1,000 billers, ePrescribe, lab ordering, and other integrations. We are currently working with our outside counsel to set up the appropriate regulatory structures and have filed trademark applications for CovidMD and COVID Ventures. As Fruit Street Health is a Public Benefit Corporation, we are not physicians who can own a medical practice. Therefore, to manage our telemedicine services, we help set-up physician run practices that we operate via Managed Service Organization Agreements.

So far, we have raised more than

$1,000,000

in one week. With more investments coming in every day.



In addition, patients with other chronic diseases, such as diabetes, can enroll into our highly successful chronic care program and receive continuous treatment via telehealth. We have our own smart wearable technology, which users may choose to track their own health in real-time as well as co-monitored by Fruit Street's platform.

Partnerships with

CredentialGenie

CHANGE
HEALTHCARE

conversa
HEALTH







WHAT WE DO

A telemedicine platform to assist and treat acute and chronic health conditions

At Fruit Street Health, we have three core services: licensed telemedicine (SaaS) for healthcare providers, our Fruit Street diabetes prevention program, and management of Covid MD PLLC and the CovidMD platform.

fruit street

Telemedicine	Diabetes Prevention Program	Covid-MD

Fruit Street Health has proven expertise offering digital health solutions to diabetes patients, providing a comprehensive solution through virtual resources and assistance. As the only CDC certified telemedicine platform, our previous success has created the right foundation to provide telemedicine services to treat other acute and chronic conditions, such as COVID-19.

CovidMD is a new risk assessment, triage and telemedicine platform by Covid MD PLLC, which is a 100% physician-owned independent entity that is managed by Fruit Street Health and created to help the healthcare system respond to the growing COVID-19 pandemic. The CovidMD platform gives patients trusted information about their risk for developing serious illness from COVID-19 based on CDC guidelines. It also provides details of what to do if you're having symptoms and connects patients with a doctor via live video chat for a telemedicine appointment.







Risk Assessment

Take our free online risk assessment

Triage

Be assigned your exposure risk

Telemedicine

Chat with a doctor virtually

Through our management of CovidMD, we enroll credentialed physicians from our database of thousands so that we can treat patients via telemedicine through this crisis at a cost covered by Medicare and private insurance. CovidMD is built upon HIPAA compliant telehealth backbone and we believe is competitively advantaged by its capability to stratify the user's risk level and then provide algorithmically-driven tools to triage them to the appropriate course of care.

CovidMD
Together, we can help fight this pandemic.
Contact Information
Take this 1-minute quiz to assess your exposure risk and health risk for COVID-19. You will then be able to speak with a doctor through live video chat, if necessary.
First Name
Last Name
Email
Telephone
MacBook Pro

THE BUSINESS MODEL

Simple and straight-forward, with a history of success

Fruit Street's Diabetes Prevention Program uses registered dietitians to deliver the

Fruit Street's Diabetes Prevention Program uses registered dietitians to deliver the CDC's Diabetes Prevention Program to large self-insured employers and health plans who want to reduce healthcare costs by preventing Type 2 diabetes.

Our business model for our managed brand, CovidMD, is simple: insurance companies and patients pay us and we pay doctors. We enroll highly vetted physicians through Covid MD PLLC who then provide telehealth visits to patients (COVIDMD, chronic care, other). CovidMD is a Fruit Street managed product that allows the public to connect to doctors via live video conferencing. CovidMD is reimbursed by Medicare at the moment. Patients can also pay with a credit card for a video visit with a doctor. We plan to also help sell CovidMD to self-insured employers and health plans.

In addition, we believe Fruit Street is well-positioned to become market share leaders in diabetes prevention. In 2018 we launched a program which allows us to enroll members of self-insured employer firms and captives into our CDC-approved prevention curriculum and deliver wellness sessions conducted by our registered dietitians and administered through our smart wearable device. This program is generating revenue at a significant growth rate. We already have several signed contracts with marquee, large membership-based customers and a pipeline of more potentials; and most recently, we were pleased to announce that Fruit Street has been selected by Sharecare (https://www.sharecare.com/) as its white-labeled Diabetes Prevention Program to resell to their employer, health plan, government, and consumer customers.



Insurance companies and patients pay us and we pay doctors.

HOW WE ARE DIFFERENT

The best technology meets the best treatment

Key Differentiations

Deep clinical, technical and business model advantages

Clinical
- Fruit Street clinical intelligence network
- Conversa virtual health programs
- COVID-19 screener and triage quarantine check
- Developed with top health systems and CDC guidance
- Doximity/Sermo - 1M U.S. physicians
- LabCorp and Quest Lab testing networks (10K+ testing sites)

Technical
- Zoom for scalable video chat
- Salesforce cloud for scalability
- Pokidok for real time eligibility check
- Change Healthcare Rev Cycle management
- Fruit Street - HITRUST/SOC2 compliant
- Taxonomy-driven COVID-19 program authoring platform

Successful Parent Company- Fruit Street
- 100% HIPAA compliant + HITRUST video-chat and instant text
- Built in credit card processing with Stripe
- Patient portal to upload lab reports and educational information
- Pictures can be taken in a mobile application chat
- Physician network of 10,000+ physicians
- Fruit Street Diabetes Prevention Program gained full recognition status from the CDC, becoming the first telemedicine DPP provider to achieve this award

Competitive Advantages

Covid.MD Acute Triage Telehealth
- Specific guidance and risk stratification
  - Mortality risk stratification
- Exposure risk screening algorithm
  - Digital in-take, exposure and risk assessments
- At-home, self testing; multi-level testings
  - Stream-lined mobile/remote process
- Covid.MD group
  - Pricing and Covid.MD handles all billing and administration workflows

○ Triage + follow-up, intra-platform referral to remote
monitoring, preventative and chronic care

Current COVID-19 Countermeasures

○ **CDC risk exposure guidance**
  Limited stratification or mortality risks
○ **Assessment surveys/questionnaires**
  Limited scope and breadth
○ **Test kit procurement**
  Sourcing confusion surrounding clinics; where and how to
  submit
○ **Inefficient operations**
  Pricing and reimbursement concerns
○ **Limited options for follow-up**
  Many "one and done' sessions focused on current triage requirements;
  dis-jointed care protocol

THE VISION

An end-to-end solution for the COVID-19 crisis

As the manager of the brand CovidMD, we believe Fruit Street Health is building a
comprehensive solution to the COVID-19 crisis: from helping patients find a
testing center, to connecting them with doctors, to helping find the cure. We
envision becoming a centralized hub of information for patients seeking support
like with our other telemedicine services.

❝

To be a **centralized hub of information**
for patients seeking support.





As the COVID pandemic evolves, state and local governments are emphasizing a critical need for expanded antibody testing due to the important role this will play in the following:

· Identifying individuals who have overcome an infection in the past and have developed an immune response

· Using immune status and other clinical data to identify individuals who are no longer susceptible to infection and can return to work

· Determining who may donate convalescent plasma, which may serve as a possible treatment for those who are seriously ill from COVID-19

· Contact tracing, surveillance, control measures, and other epidemiologic studies (including vaccine evaluation studies) to prevent spread of COVID-19 and facilitate a safe and timely lifting of stay-at-home restrictions and reopening of society

CovidMD seeks to expand and ramp up COVID-19 testing, and in particular serologic testing, to help meet the pressing need for such testing.

OUR TEAM

Succeeding in the telehealth industry for over 6 years

Founded in 2014 as a public benefit corporation, Fruit Street has raised more than $20 million in capital from hundreds of physicians who are dedicated to making a lasting social impact in healthcare. We are passionate about providing comprehensive telemedicine software to help healthcare providers connect with patients and create a healthier world.



Telehealth is the future of healthcare and you have the opportunity to help us make a difference

Today, with the launch of COVID.MD as a response to acute response and triage care platform, Fruit Street has become an end-to-end platform of telehealth services and managed physician businesses that address the entire patient lifecycle from preventative, chronic and acute care needs.

The pump is primed and ready. To date, Fruit Street Health has raised approximately $20 million in debt and equity from more than 200 physicians, including over $3.5 million as of May 1, 2020, in financing since the ideation of CovidMD at the beginning of March 2020. Now, we need your help so that we can expand to reach as many patients as we can and save as many lives as possible.

We hope to grow and be in a position in the future to undergo an initial public offering or a strategic sale process and realize accreted value for our investors.

«

Telemedicine in our view is about ...high touch solutions removing barriers to healing for patients in need.





— Ravi Kamepalli, MD, FIDSA, CWSP



Fruit Street acquires first paying customer

After securing software development deal and beginning research study with the University of Michigan, Fruit Street acquires its first paying customer



Sharecare partnership

Sharecare and Fruit Street announce white label partnership for DPP

2015

2019

2015

May 2020



Fruit Street partners with LinkedIn for advertising

Expedites recruitment of providers and physician investors



Launch on StartEngine

Now YOU can own a part of our company! Anticipated launch date!

In the Press

CISION
PR Newswire

WholeFoods

SHOW MORE

Meet Our Team



Laurence Girard

Chief Executive Officer

Laurence Girard is the CEO and Founder of Fruit Street Health, which offers the only diabetes prevention program (DPP) delivered via live video conferencing with Registered Dietitians and manages COVID.MD. Laurence is a telehealth innovator and has been working in the healthcare space since 2011. He is also an alumni of the Kairos Society, a global network of social entrepreneurs focused on having a social impact. Laurence received his Bachelor of Liberal Arts at the Harvard Extension School. He is also a Managing Director of Hippocrates VC and an owner of the New Amsterdam Football Club. Fruit Street is Laurence's primary job and he works there 40 hours a week.





Ian McFarland
Chief Technology Officer



Anjmun Sharma MD
Lead Medical Advisor and



Jeremy Tucker MD
Board of Directors







As the CTO of Fruit Street Health, Ian McFarland brings more than 30 years of experience as an entrepreneur and technologist. Prior to joining the company, he served as the CTO and Co-Founder of Pearl Therapeutics, which develops and delivers clinically-validated software-based therapeutics to provide better outcomes for patients, smarter engagement and tracking tools for clinicians, and cost-effective solutions for payers. As a veteran in the technology industry, he also held various leadership positions for companies like Friendster, WIRED Magazine, Pivotal Labs and Digital Garage and has served as a speaker at industry events including SxSW, Lean Startup Conference and JavaOne.

Director

Dr Sharma is Board Certified in Family Medicine. His mission is to provide his patients with improved health, quality of life, daily activity level, and to help his patients achieve their personal goals through careful follow up, ongoing physical therapy, tools for personal growth, and delivery of high quality medical care. Dr. Sharma is licensed in Colorado, Utah, Washington, Oregon, Idaho, Ohio, New Mexico, Texas, South Carolina, & Nevada. His professional vision is to develop resources with other like minded physicians and health care providers to promote positive impacts in healthcare delivery in his community as well as regionally and beyond. His personal passion is to support, develop, and assist other individuals in achieving continuously successful results through leadership guidance and mentorship. Dr. Sharma works part-time for Fruit Street Health.

An emergency physician who completed his residency in emergency medicine and internal medicine from Midwestern University in Chicago, IL in 2003, who now serves as Senior Vice President of Mid-Atlantic Region for US Acute Care Solutions. Dr. Tucker started at MEP Health in 2005 and became a managing partner who helped grow the company into the recognized leader in emergency and observation medicine in the mid-atlantic and northeast region. At the end of 2015, MEP Health joined with three other companies to co-found US Acute Care Solutions which has nearly 100 locations in 18 states. He is currently responsible for patient safety, and also has roles with operations, risk and quality. Dr. Tucker also has a strong interest in technology in healthcare and co-founded a healthcare startup called Medssenger based in Baltimore in 2015. Dr. Tucker is a Fellow of the American College of Osteopathic Emergency Physicians where he holds a committee chair position. He is also a Fellow of the American College of Osteopathic Internists. He also has a strong interest in UAV technology in healthcare, is an active blogger on healthcare topics and serves as an editorial advisor for FierceHealthcare. Dr. Tucker contributes to Fruit Street in an advisory and board member capacity.

Offering Summary

Company :	Fruit Street Health, Public Benefit Corporation
Corporate Address :	85 Broad Street 18th Floor, New York, NY 10004
Offering Minimum :	$10,000.00
Offering Maximum :	$250,000.00
Minimum Investment Amount :	$250.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 4,000

Maximum Number of Shares Offered : 100,000

Price per Share : $2.50

Pre-Money Valuation : $104,347,242.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights in of securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

All investors | Invitation to our online discussion forum of 600+ physicians and employees

Invest $1,000+ | Receive a lifetime discount of 10% on all services

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Fruit Street Health, PBC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.50/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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©2020 All Rights Reserved

   

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

There is no Video included in this offering or campaign.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "FRUIT STREET HEALTH,

PUBLIC BENEFIT CORPORATION", FILED IN THIS OFFICE ON THE

SEVENTEENTH DAY OF APRIL, A.D. 2020, AT 3:39 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5529583 8100
SR# 20202930328

Authentication: 202793257
Date: 04-20-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:39 PM 04/17/2020
FILED 03:39 PM 04/17/2020
SR 20202930328 - File Number 5529583

FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
FRUIT STREET HEALTH, PUBLIC BENEFIT CORPORATION

WHEREAS, Fruit Street Health, Public Benefit Corporation (the "Company"), a corporation organized and existing under the General Corporation Law of the State of Delaware ("DGCL"), by its Chief Executive Officer, hereby certifies as follows:

WHEREAS, the name of this Company is Fruit Street Health, Public Benefit Corporation;

WHEREAS, the Company's Certificate of Incorporation was filed in the office of the Secretary of State of Delaware on May 6, 2014 under the name Welliko, Inc.;

WHEREAS, the Company's Certificate of Incorporation was amended and restated on November 24, 2014;

WHEREAS, the Company's Certificate of Incorporation was again amended and restated on April 18, 2016;

WHEREAS, the Company's Certificate of Incorporation was again amended and restated on June 29, 2017;

WHEREAS, this Fourth Amended and Restated Certificate of Incorporation has been duly approved and adopted in accordance with the provisions of Sections 228, 242 and 245 of the DGCL;

The text of the Fourth Amended and Restated Certificate of incorporation is hereby amended and restated in its entirety to read as follows:

Article I: Name

The name of this Company is Fruit Street Health, Public Benefit Corporation.

Article II: Registered Office

The address of the registered office of this Company in the State of Delaware is 919 North Market Street, Suite 950 Wilmington, DE 19801 New Castle County and the name of the registered agent of this corporation in the State of Delaware at such address is Incorp Services, Inc.

Article III: General Purpose and Public Benefit Corporation Purpose

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DCGL"). In

DB1/ 113459155.3

addition, the Company's public benefit purpose is to achieve a positive effect of an educational, environmental, medical, scientific, and technological nature through its medical intervention and lifestyle and products and services, including, without limitation, telehealth and telemedicine platforms, wearable devices, mobile applications and community outreach to help treat and prevent diseases, including, without limitation, infectious diseases, viral outbreaks and pandemic.

Article IV: Classes of Stock

1.   Class of Stock. The Company is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock", "Class F Common Stock" (collectively "Common Stock") and "Class A Preferred Stock". The total number of shares that the Company is authorized to issue is one hundred million (100,000,000) shares, eighty million (80,000,000) of which shall be Class A Common Stock, par value $0.0001 per share, two million (2,000,000) of which shall be Class F Common Stock, par value $0.0001 per share and eighteen million (18,000,000) shares of which shall be Class A Preferred Stock, par value $0.0001 per share.

2.   Voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).

3.   Preferred Stock. The rights, preferences, privileges, restrictions and other matters relating to the Class A Preferred Stock are as follows:

Article V: Voting Rights

1.   Common Stock. Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class F Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

(a)   Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b)   Each holder of shares of Class F Common Stock shall be entitled to one hundred (100) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2.   Preferred Stock. Each holder of shares of the Class A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Class A Preferred Stock could be converted (pursuant to Article IX hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in

accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Class A Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

3.   Protective Provisions. For so long as at least 100,000 shares of Class A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Class A Preferred Stock shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise:

(a)   Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation of the Company (including any filing of a Certificate of Designation) that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Class A Preferred; dividends or other distributions with respect to Common Stock or Class A Preferred Stock.

Article VI: Dividend Rights

In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Class A Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

Article VII: Board of Directors

1.   Directors. The number of directors of this Corporation shall be determined in the manner set forth in the Bylaws of this Corporation.

2.   Class F Director. So long as any shares of Class F Common Stock remain outstanding, the holders of Class F Common Stock, voting as a separate class, shall be entitled to elect one (1) director (the "Class F Director") at each annual meeting or pursuant to each action by written consent of the Company's stockholders for the election of directors, to remove from office such director with or without cause, and to fill any vacancy caused by the resignation, death or removal of such director. The Class F Director shall have fifteen (15) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. Unless provided otherwise with respect to any series of Preferred Stock, if any, all additional members of the Company's Board of Directors shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, voting together as a single class (the "Mutual Directors"). The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors.

3.   Class A Preferred Director. So long as any shares of Class A Preferred Stock remain outstanding, the holders of Class A Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director (the "Class A Preferred Director") at each annual meeting or

pursuant to each action by written consent of the Company's stockholders for the election of directors, to remove from office such director with or without cause, and to fill any vacancy caused by the resignation, death or removal of such director. The Class A Preferred Director shall have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors.

4.   Bylaws. The Board of Directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that the fact that such power has been conferred upon the Board of Directors shall not divest the Corporation's stockholders of the power, nor limit their power to adopt, amend or repeal the Bylaws.

5.   General. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by this Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and the Bylaws of this Corporation.

Article VIII: Liquidation Rights

1.   Payment to Preferred Stock. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Class A Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition) for each share of Class A Preferred Stock held by them, an amount per share of Class A Preferred Stock equal to the Original Issue Price plus all declared and unpaid dividends on the Class Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Class A Preferred Stock of the liquidation preference set forth in this Section VIII(1), then such assets (or consideration) shall be distributed among the holders of Class A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. The term "Original Issue Price" shall mean the initial purchase price of each share of Class A Preferred Stock issued on the Original Issue Date, as adjusted for stock splits and stock combination.

2.   Payment to Common Stock. After the payment of the full liquidation preference of the Class A Preferred Stock as set forth above, the remaining assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of Common Stock.

3.   Definitions. An Asset Transfer or Acquisition (each as defined below) shall be deemed a Liquidation Event for purposes of this Article.

(a)   For the purposes of this Article: (i) "Acquisition" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, (provided that, for the purpose of this 3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (B) any transaction or Class of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that an Acquisition shall not include any transaction or Class of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Consideration in the Event of an Acquisition or Asset Transfer. In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

(a) The Company shall not have the power to effect an Acquisition or Asset Transfer unless the definitive agreement for such transaction (the "Agreement") provides that the consideration payable to the stockholders of the Company in connection therewith shall be allocated among the holders of capital stock of the Company in accordance with this Article.

(b) Notwithstanding the foregoing, upon any Liquidation Event, (including an Acquisition or Asset Transfer), then each holder of Class A Preferred Stock shall be entitled to receive, for each share of each Class of Class A Preferred Stock then held, out of the proceeds available for distribution, the greater of (i) the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares in a Liquidation Event pursuant to this Article or (ii) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event with respect to such shares if such shares had been converted to Common Stock immediately prior to such Liquidation Event or Acquisition or Asset Transfer.

Article IX: Conversion Rights

1. Optional Conversion. Subject to and in compliance with the provisions of this Article, any shares of Class A Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Class A Common Stock. The number of shares of Class A Common Stock to which a holder of Class A Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the "Class A Preferred Stock Conversion Rate" then in effect (determined as provided in this Article) by the number of shares of Class A Preferred Stock being converted.

2.   Class A Preferred Stock Conversion Rate. The conversion rate in effect at any time for conversion of the Class A Preferred Stock (the "Class A Preferred Stock Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Class A Preferred Stock by the "Class A Preferred Stock Conversion Price," calculated as provided in this Article.

3.   Class A Preferred Stock Conversion Price. The conversion price for the Class A Preferred Stock shall initially be the Original Issue Price of the Class A Preferred Stock (the "Class A Preferred Stock Conversion Price"). Such initial Class A Preferred Stock Conversion Price shall be adjusted from time to time in accordance with this Article. All references to the Class A Preferred Stock Conversion Price herein shall mean the Class A Preferred Stock Conversion Price as so adjusted.

4.   Mechanics of Optional Conversion. Each holder of Class A Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Article shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Class A Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Class A Preferred Stock being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Class A Common Stock to which such bolder is entitled. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Class A Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

5.   Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date that the first share of Class A Preferred Stock is issued (the "Original Issue Date") the Company effects a subdivision of the outstanding Class A Common Stock, the Class A Preferred Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Class A Preferred Stock Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Article shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.   Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Class A Preferred Stock Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(a)   The Class A Preferred Stock Conversion Price shall be adjusted by multiplying the Class A Preferred Stock Conversion Price then in effect by a fraction equal to: (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(b)   If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Class A Preferred Stock Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(c)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Class A Preferred Stock Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Class A Preferred Stock Conversion Price shall be adjusted pursuant to this Article to reflect the actual payment of such dividend or distribution.

7.   Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Class A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Article VIII or a subdivision or combination of shares or stock dividend provided for elsewhere in this Article IX), in any such event each share of Class A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Class A Preferred Stock immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to :further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IX with respect to the rights of the holders of Class A Preferred Stock after the capital reorganization to the end that the provisions of this Article (including adjustment of the Class A Preferred Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Class A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

8.   Adjustment upon Sale of Shares Below Class A Preferred Stock Conversion Price.

(a)   If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 8 to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Article above, for an Effective Price (as defined below) less than the then effective Class A Preferred Stock Conversion Price (a "Qualifying Dilutive Issuance"), then and in each such case, the then existing Class A Preferred Stock Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Class A

Preferred Stock Conversion Price in effect immediately prior to such issuance or sale by a fraction:

(i)   the numerator of which shall be (A) the number of shares of Class A Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock that the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Class A Common Stock so issued would purchase at such then-existing Class A Preferred Stock Conversion Price; and

(ii)   the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued. For the purposes of the preceding sentence, the number of shares of Class A Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Class A Common Stock outstanding, (B) the number of shares of Class A Common Stock into which the then outstanding shares of Class A Preferred Stock could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Class A Common Stock that are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(b)   No adjustment shall be made to the Class A Preferred Stock Conversion Price in an amount less than one percent (1%) of the Class A Preferred Stock Conversion Price then in effect. Any adjustment otherwise required by this Section 8 that is not required to be made due to the first sentence of this subsection (b) shall be included in any subsequent adjustment to the Class A Preferred Stock Conversion Price. Any adjustment required by this Section 8 shall be rounded to the first decimal for which such rounding represents less than one percent (1%) of the Class A Preferred Stock Conversion Price in effect after such adjustment. Notwithstanding anything contrary contained herein, no adjustment shall be made upon issuance of Additional Shares of Common Stock pursuant to this Section 8 hereof if a written waiver or consent is executed by the holders of a majority of issued and outstanding shares of Class F Common Stock.

(c)   For the purpose of making any adjustment required under this Article, the aggregate consideration received by the Company for any issue or sale of securities (the "Aggregate Consideration") shall be defined as: (A) to the extent it consists of cash, the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, the fair market value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration that covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(d)   For the purpose of the adjustment required under this Article, if the Company issues or sells Preferred Stock or other stock, options, warrants, purchase rights or other securities exercisable for or convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Class A Preferred Stock Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(i)   in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(ii)   in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(e)   If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(f)   No further adjustment of the Class A Preferred Stock Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Class A Preferred Stock Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Class A Preferred Stock Conversion Price that would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Class Preferred.

(g)   For the purpose of making any adjustment to the Conversion Price of the Class A Preferred Stock required under this Article "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Article (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(i)   shares of Common Stock issued upon conversion of the Class Preferred;

(ii)   shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board.

(iii)   shares of Common Stock issued pursuant to the exercise or conversion of Convertible Securities outstanding as of the Original Issue Date;

(iv)   shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board;

(v)   shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial or lending institution approved by the Board;

(vi)   shares of Common Stock or Convertible Securities issued to third-party service providers in exchange for or as partial consideration for services rendered to the Company as approved by the Board;

(vii)   shares of Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities approved by the Board, including without limitation (i) joint ventures, manufacturing, marketing, distribution, technology transfer or development arrangements; and (h) shares of Common Stock or Convertible Securities that the holders of a majority of the outstanding shares of Class A Preferred Stock elect in writing to exclude from the definition of "Additional Shares of Common Stock" for purposes of this Article IX.

(h)   References to Common Stock in the subsections of clause (g) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 8. The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 8, into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 8, for such Additional Shares of Common Stock.

(i)   In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(j)   In the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance (the "First Dilutive Issuance"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or Class of related transactions as the First Dilutive Issuance (a "Subsequent Dilutive Issuance"), then and in each such case upon a Subsequent Dilutive Issuance the Class A Preferred Stock Conversion Price shall be reduced to the Class A Preferred Stock Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

9.   Certificate of Adjustment. In each case of an adjustment or readjustment of the Class A Preferred Stock Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Class Preferred, if the Class A Preferred Stock is then convertible pursuant to this Section 9, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Class A Preferred Stock so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Class A Preferred Stock Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property that at the time would be received upon conversion of the Class Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

10.   Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Article VIII) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Article VIII), or any voluntary or

involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Class A Preferred Stock at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) ifno record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Class Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

11. Automatic Conversion. Each share of Class A Preferred Stock shall automatically be converted into shares of Class A Common Stock, based on the then-effective Class A Preferred Stock Conversion Price immediately upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, including an offering statement filed under Regulation A thereof, covering the offer and sale of Common Stock for the account of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $30,000,000. Upon the occurrence of either of the above public offering, the outstanding shares of Class A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class A Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Class A Preferred Stock, the holders of Class A Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Class A Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class A Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Article VI.

12. Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of Class A Preferred Stock. All shares of Class A Common Stock (including fractions thereof) issuable upon conversion of more than one share of Class A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If after the aforementioned aggregation the conversion would result in the issuance of any fractional share, the Company shall, in lieu of

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issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Class A Common Stock (as determined by the Board) on the date of conversion.

13.   Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class Preferred, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Preferred Stock. If at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose.

14.   Notices. Any notice required by the provisions of this Article shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

15.   Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Class A Common Stock upon conversion of shares of Class A Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Class A Preferred Stock so converted were registered.

16.   No Reissuance of Class A Preferred. Any shares of Class A Preferred Stock redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

Article X: Director Liability and Management

1.   General. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

(a)   To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

(b)   Any repeal or modification of this Article shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

(c)   For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

(d)   The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

(e)   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate.

(f)   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

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IN WITNESS WHEREOF, Fruit Street Health, Public Benefit Corporation has caused this Fourth Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 16th day of April, 2020.

By: /s/ Laurence N. Girard
Name: Laurence N. Girard
Title: Chief Executive Officer